Exhibit 99.1

Mindray Medical to Acquire Controlling Stake in Dragonbio’s Orthopedics Business for US$35.5 million

SHENZHEN, China, June 6, 2012 /PRNewswire-Asia-FirstCall/ — Mindray Medical International Limited (NYSE:MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today a definitive agreement to acquire a controlling stake of Wuhan Dragonbio Surgical Implant Co., Ltd. (“Dragonbio”), a domestic medical orthopedic products provider that specializes in trauma, spine, joint and other surgical products. Under the agreement, Mindray will pay a total purchase price of approximately US$35.5 million, which will be funded through Mindray’s existing cash reserves. The transaction is expected to be closed in July. Mindray expects the deal to have minimal impact on its 2012 financial results and maintains its annual financial guidance on revenues and non-GAAP net income growth.

Founded in 2005 and based in Wuhan, China, Dragonbio sells medical orthopedic products solely in China and achieved total revenues of approximately US$7.7 million in 2011. Orthopedics is one of the largest medical device market segments worldwide. Based on Mindray’s estimates, the global orthopedic market was valued at approximately US$30 billion in 2011, with an annual growth rate of around 8%. According to Frost & Sullivan, a research and consulting firm, the market size in China was approximately US$1.1 billion in 2010 and is rapidly growing with a projected CAGR of over 18% from 2010 to 2015.

Through the combined business benefits from the transaction, Mindray expects to gain access to the fast-growing Chinese orthopedic market and potentially expand into additional international markets in the future.

“We are excited about this transaction and are pleased to offer more products to our customers,” said Mr. Minghe Cheng, Mindray’s Chief Strategic Officer. “The orthopedic consumable market has high barriers to entry, but this deal will give us instant access to this promising and sizable market. We expect to unlock the value of the acquired business through our strong capital position, large-scale operational experience and worldwide presence.”

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, the projections of the annual growth rate of the orthopedics market in China and internationally, any expected benefits of this transaction to Mindray, expected access to the Chinese orthopedic market, complements to and expansion of Mindray’s product portfolio, expectations to expand into the international orthopedic markets, as well as the anticipation of this transaction bringing new growth opportunities for Mindray, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, which was filed with the Securities and Exchange Commission on April 30, 2012. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S.:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com